# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blend Labs, Inc., CIK 0001855747
CUSIP: 09352U108
Title of class of securities: Class A common stock, par value $0.00001
Address of issuer's principal executive offices: 7250 Redwood Blvd., Suite 300, Novato, California (CA), 94945
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001539061

## Reporting persons
- Lightspeed Venture Partners IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Lightspeed General Partner IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Lightspeed Ultimate General Partner IX, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Lightspeed Venture Partners Select, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Lightspeed General Partner Select, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Lightspeed Ultimate General Partner Select, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Lightspeed Venture Partners Select III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Lightspeed General Partner Select III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Lightspeed Ultimate General Partner Select III, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Blend Labs, Inc.
Address of issuer's principal executive offices: 7250 Redwood Blvd., Suite 300, Novato, CA, 94945.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Lightspeed Venture Partners IX, L.P. ("Lightspeed IX")
Lightspeed General Partner IX, L.P. ("LGP IX")
Lightspeed Ultimate General Partner IX, Ltd. ("LUGP IX")
Lightspeed Venture Partners Select, L.P. ("Lightspeed Select")
Lightspeed General Partner Select, L.P. ("LGP Select")
Lightspeed Ultimate General Partner Select, Ltd. ("LUGP Select")
Lightspeed Venture Partners Select III, L.P. ("Lightspeed Select III")
Lightspeed General Partner Select III, L.P. ("LGP Select III")
Lightspeed Ultimate General Partner Select III, Ltd. ("LUGP Select III")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o Lightspeed Venture Partners
2200 Sand Hill Road
Menlo Park, CA 94025
Citizenship:
Lightspeed IX Cayman Islands
LGP IX Cayman Islands
LUGP IX Cayman Islands
Lightspeed Select Cayman Islands
LGP Select Cayman Islands
LUGP Select Cayman Islands
Lightspeed Select III Cayman Islands
LGP Select III Cayman Islands
LUGP Select III Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

LUGP IX serves as the sole general partner of LGP IX, which serves as the sole general partner of Lightspeed IX. LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Lightspeed Select. LUGP Select III serves as the sole general partner of LGP Select III, which serves as the sole general partner of Lightspeed Select III.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Reporting Persons' Schedule 13G filed with the SEC on February 14, 2023).

## Signatures
- Lightspeed Venture Partners IX, L.P.: /s/ Ravi Mhatre, See Note 1 (08/14/2026)
- Lightspeed General Partner IX, L.P.: /s/ Ravi Mhatre, By Lightspeed Ultimate General Partner IX, Ltd., its General Partner, By Ravi Mhatre, Director (08/14/2026)
- Lightspeed Ultimate General Partner IX, Ltd.: /s/ Ravi Mhatre, By Ravi Mhatre, Director (08/14/2026)
- Lightspeed Venture Partners Select, L.P.: /s/ Ravi Mhatre, See Note 2 (08/14/2026)
- Lightspeed General Partner Select, L.P.: /s/ Ravi Mhatre, By Lightspeed Ultimate General Partner Select, Ltd., its General Partner, By Ravi Mhatre, Director (08/14/2026)
- Lightspeed Ultimate General Partner Select, Ltd.: /s/ Ravi Mhatre, By Ravi Mhatre, Director (08/14/2026)
- Lightspeed Venture Partners Select III, L.P.: /s/ Ravi Mhatre, See Note 3 (08/14/2026)
- Lightspeed General Partner Select III, L.P.: /s/ Ravi Mhatre, By Lightspeed Ultimate General Partner Select III, Ltd., its General Partner, By Ravi Mhatre, Director (08/14/2026)
- Lightspeed Ultimate General Partner Select III, Ltd.: /s/ Ravi Mhatre, By Ravi Mhatre, Director (08/14/2026)
Comment: Note 1: By Lightspeed General Partner IX, L.P., its General Partner, By Lightspeed Ultimate General Partner IX, Ltd., its
General Partner, By Ravi Mhatre, Director

Note 2: By Lightspeed General Partner Select, L.P., its General Partner, By Lightspeed Ultimate General Partner Select, Ltd., its General Partner, By Ravi Mhatre, Director

Note 3: By Lightspeed General Partner Select III, L.P., its General Partner, By Lightspeed Ultimate General Partner Select III, Ltd., its General Partner, By Ravi Mhatre, Director